Entourage Mining Ltd. A Mineral and Gemstone Exploration Company Suite 614-475 Howe Street, Vancouver BC V6C2B3 OTCBB: ETGMF

     ENTOURAGE MINING PROVES SUBSURFACE EXTENSION TO URANIUM
MINERALIZATION AT DORAN INCLUDING UP TO 2.9 LB PER TON U3O8 IN ONE
INTERSECTION AND 15 METERS (49.2 ft.) OF 0.4 LB PER TON U3O8 IN ANOTHER

Vancouver, BC-July 20, 2006-Entourage Mining Ltd. (the “Company or “Entourage”) (OTCBB:ETGMF) is pleased to announce the results of the first phase drilling program on the M Zone of the Doran property located in the eastern part of Quebec, along the north shore of the Gulf of St. Lawrence, approximately 85 kilometers east of Havre St. Pierre and about 25 kilometers west of Aguanish. The drill hole results of the first phase confirm a uranium mineralization zone from 60 down to 65 meters along the holes, resulting in grade values higher than 0.5 Lb/ton in seven drill holes and one 15 meter intersection grading 0.40 Lb/t U3O8.

Sixteen drill holes with a total length of 1200 meters were drilled in the first phase in an area where historical estimates from previous work were done in 1977-1978. This work was done based on surface sampling only, suggesting a possible 10.8 million tons of material grading 0.5 lb/ton U3O8. The previous exploration results were not NI 43-101 compliant (and predated NI 43-101). The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon.

To date Entourage Mining has received results of 16 holes, 14 of which proved subsurface uranium mineralization.

A summary table of the initial 14 drill holes follows:

SUMMARY OF THE INITIAL 2006
DRILL HOLE RESULTS
DORAN M ZONE

Hole #	From To (m)	Intercept (m)	U ppm	U3O8 ppm	U3O8 Lb/Ton
H1-4	14.7 – 16.00	1.38	184.3	217.28	0.434
H1-12	61.00 - 62.00	1	114.3	134.75	0.269
H1-13	62.00 - 63.00	1	147.7	174.13	0.348
H2-27	62.00 -66.9	4.9	101.3	119.4	0.238
H2-29	99.7-101.7	2	365.1	430.45	0.861
H3-30	10.9-18.2	7.3	134.7	158.81	0.317
H4-38	6.00 - 11.00	5	122.1	143.96	0.287
H4-39	11.00 - 16.1	5.1	104.4	123.08	0.246
H4-47	50.0 - 54.8	4.8	255.5	301.23	0.602
H4-48	54.8- 60.00	5.2	105.3	124.15	0.248
H4-49	60.00 - 65.00	5	146.8	173.08	0.346
H4-502	53.25-54.0	0.75	465.8	549.17	1.098
H5-54	8.78-14	5.22	200.5	236.39	0.472
H5-55	14 -20.36	6.36	121.1	142.78	0.285

Telephone: 604-669-GEMS	Cell: 778-893-4471	Facsimile: 604-669-4368
Email: info@entouragemining.com

Entourage Mining Ltd. A Mineral and Gemstone Exploration Company Suite 614-475 Howe Street, Vancouver BC V6C2B3 OTCBB: ETGMF

H5-63	64.08-66.6	2.52	361.8	426.56	0.853
H6-67	7.54-15.13	7.59	111.8	131.81	0.263
H6-70	30 - 33	3	149.8	176.61	0.353
H6-73	40.5-41.85	1.35	186	219.29	0.438
H6-501	41.26-41.5	0.29	461.7	544.34	1.088
H7-78	15 -19.18	4.18	134.7	158.81	0.317
H9-94	15 -17.47	2.47	176	207.50	0.415
H11-98	8.37-9.76	1.39	272.2	320.92	0.642
H11-99	9.76-12.55	2.79	111.5	131.45	0.262
H12-101	14.5-15.2	0.7	537.9	634.18	1.268
H13-102	10 -11.39	1.39	1216.9	1434.7	2.873
H14-104	1.6 - 6	4.4	166.4	196.18	0.392
H14-504	0 - 1.4	Casing	620.6	731.6	1.463*
H15-108	1.32-6.35	5.03	177.1	208.80	0.417
H15-111	16.4-20.5	4.1	212.1	250.06	0.500
H16-112	2.13-9.45	7.32	189.8	223.77	0.447
H16-113	9.45-12.0	2.55	110.7	130.51	0.261
H16-116	24.82-25.5	0.72	147.9	174.37	0.348

Continuous Intersection(s)

Drill Hole H4-47, H4-48 and H4-49 comprise one 15meter intersection (49.2 feet) of 0.40 Lb/t U3O8 including .75 meters of 1.098 Lb/t U3O8.

Intersections higher than 0.5Lb/t are indicated below:

Drill Hole H4-502 included an intersection of 549.17 ppm U3O8 (1.098 Lb/t) over .75 meters.
Drll Hole H4-47 included an intersection of 301.23 ppm U3O8 (0.602 Lb/t) over 4.8 meters.
Drill Hole H13-102 included an intersection of 1434.7 ppm U3O8 (2.870 Lb/t) over 1.39 meters.
Drill Hole H2-29 included an intersection of 430.45 ppm U3O8 (0.861 Lb/t) over 2 meters.
Drill Hole H5-63 included an intersection of 426.56 ppm U3O8 (0.853 Lb/t) over 2.52 meters.
Drill Hole H6-501 included an intersection of 544.34 ppm U3O8 (1.088 Lb/t) over 0.29 meters.
Drill Hole H11-98 included an intersection of 320.92 ppm U3O8 (0.642 Lb/t) over 1.39 meters.
Drill Hole H14-504 included an intersection of 731.6 ppm U3O8 (1.463 Lb/t) over 1.4 meters casing*
(*Drill Hole H 14-504 contained three broken pieces with two pieces approximately 20-25 centimeters in length grading 1.463 Lb/ton U3O8.)

A geological block model and cross sections is under construction that incorporates all assay results.

All drill cores are split at the project site and samples for assays are forwarded in secured containers to ACME Laboratories in Vancouver for sample preparation and uranium analysis.

Telephone: 604-669-GEMS	Cell: 778-893-4471	Facsimile: 604-669-4368
Email: info@entouragemining.com

Entourage Mining Ltd. A Mineral and Gemstone Exploration Company Suite 614-475 Howe Street, Vancouver BC V6C2B3 OTCBB: ETGMF

"We are pleased with the initial drill results of the first phase" said Greg Kennedy, CEO of Entourage Mining Ltd. "All holes confirmed subsurface uranium mineralization.”

The Company is planning for a second phase program to test three drill target areas recently delineated in the northeastern part of the property. During the 2006 program the Company’s geological exploration team registered spectrometer readings that are much higher than the readings taken in the M Zone .

The comprehensive program of prospecting, radiometric surveys and rock saw channel sampling over the northern part of the property has identified 6 additional target areas characterized by potentially higher spectrometer readings and are more promising than the M Zone. The Company is planning to test three target areas by diamond drilling between mid to late August 2006.

This news release was prepared with the assistance of Entourage’s geologist for the Doran Project, Michel Proulx, P.Geo, M.Sc.,OGQ., a ‘Qualified Person’ as that term is defined in National Instrument 43-101. Mr. Proulx was the project geologist who supervised the drilling program, the rock sampling, and the ground radiometric survey.

On behalf of the Board

Entourage Mining Ltd.

Gregory F Kennedy

President

Forward Looking Statements

Except for historical information contained herein, the statements in this Press Release may be forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.’s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.’s operations. These and other risks are described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

For more information please contact:
Craig Doctor
604-278-4656
craig@entouragemining.com
www.entouragemining.com

Telephone: 604-669-GEMS	Cell: 778-893-4471	Facsimile: 604-669-4368
Email: info@entouragemining.com